Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
(In thousands) (unaudited)

						Nine months ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010

Earnings
(Loss) income before income taxes and noncontrolling interests	$(25,705)	$(28,580)	$8,991	$(74,149)	$(26,038)	$(29,452)	$74,092
Plus:
Equity loss (earnings)	4,100	(1,986)	—	—	—	—	—
Fixed charges	17,521	50,354	70,791	73,105	70,070	54,635	35,796
Capitalized interest	(211)	(1,740)	(363)	—	—	—	—
Noncontrolling interests	(34)	66	—	—	—	—	—

Total earnings	$(4,329)	$18,114	$79,419	$(1,044)	$44,032	$25,183	$109,888

Fixed Charges
Interest Expense	$15,255	$46,594	$65,888	$69,720	$66,705	$52,162	$33,243
Capitalized Interest	211	1,740	363	—	—	—	—
Rental expense representative of interest factor	2,055	2,020	4,540	3,385	3,365	2,473	2,553

Total fixed charges	$17,521	$50,354	$70,791	$73,105	$70,070	$54,635	$35,796

Ratio of earnings to fixed charges	—	—	1.1	—	—	—	3.1

Deficiency	$21,850	$32,240		$74,149	$26,038	$29,452